Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Black Creek Diversified Property Fund Inc.:

We consent to the inclusion in the prospectus related to the registration statement (No. 333-222630) on Form S-11 of Black Creek Diversified Property Fund Inc. and subsidiaries of our report dated March 5, 2021, with respect to the consolidated balance sheets of Black Creek Diversified Property Fund Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”) and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

March 15, 2021